UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                           Community Financial Corp.
                -----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                -----------------------------------------------
                         (Title of Class of Securities)

                                  20364V-10-9
                -----------------------------------------------
                                 (CUSIP Number)

                   Barrett R. Rochman, 1345 East Park Street,
                   Carbondale, Illinois 62901 (618/529-3513)
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 8, 2000
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 20364V-10-9                                      PAGE 2 OF 9 PAGES
            -----------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barrett R. Rochman
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF, BK
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [X]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          100,700(1)
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             22,300(2)
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          100,700(1)
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          22,300(2)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      129,340(3)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.8%(4)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN
------------------------------------------------------------------------------


(1) Mr. Rochman owns 100,700 shares directly. In addition to the 100,700 shares owned by Mr. Rochman, Marilyn Rochman, the wife of Mr. Rochman, owns 6,340 shares directly.

(2) The Boo Rochman Charitable Corp. owns 19,300 shares, and the Rochman Family Investment owns 3,000 shares. Mr. Rochman and Marilyn Rochman have shared voting and dispositive power over these shares.

(3) Includes the (i) 123,000 shares over which Mr. Rochman has sole or shared voting or dispositive power, and (ii) 6,340 shares owned by Marilyn Rochman.

(4) Based on 2,213,645 shares of common stock, par value $0.01 per share, of Community Financial Corp. reported to be outstanding in Community Financial Corp.'s Form 10-Q for the quarter ended September 30, 1999 and in Community Financial Corp.'s definitive proxy statement relating to its 2000 annual meeting of the stockholders filed with the Securities and Exchange Commission.

Item 1.  Security and Issuer
----------------------------

                  This Amendment No. 3 to Schedule 13D (the "Amendment") relates to the common stock, par value $0.01 per share, of Community Financial Corp. (the "Issuer"). The Issuer's principal executive office is located at 240 East Chestnut, Olney, Illinois 62450.

Item 2.  Identity and Background
--------------------------------

         (a) This Amendment is being filed by Barrett R. Rochman as an individual.

         (b) Mr. Rochman's principal business address is 31 Homewood, Carbondale, Illinois 62901.

         (c) Mr. Rochman's principal occupation is the real estate investment business. Mr. Rochman's principal real estate investment activities include owning and renting commercial and residential real estate, purchasing tax certificates in Illinois and managing real property acquired through tax certificates. Mr. Rochman engages in his principal occupation through the following entities:

                  Rochman Rentals - 31 Homewood, Carbondale, Illinois 62901 (rental property company)
                  S.I. Securities - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)
                  S.I. Securities, Inc. - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)
                  S.I.-P.I. - 31 Homewood, Carbondale, Illinois 62901
                  (real estate investment company)
                  Boo Noz Corp. - 31 Homewood, Carbondale, Illinois
                  62901 (real estate investment company)
                  S.I. Boo, LLC - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)

         (d) During the last five years, Mr. Rochman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Securities and Exchange Commission (the "Commission") instituted proceedings against Mr. Rochman alleging that Mr. Rochman violated Section 13(d) of the Securities Exchange Act of 1934 and certain rules thereunder (collectively the "Laws"). These proceedings were settled on February 17, 1999 without Mr. Rochman having to admit or deny any of the alleged violations. As part of the settlement, the Commission ordered Mr. Rochman to cease and desist from committing or causing any violation or any future violation of the Laws. These proceedings of the Commission related to filings with the Commission of Schedule 13D and amendments thereto required of Mr. Rochman in connection with his ownership of more than 5% of the outstanding shares of common stock of Heartland Bancshares, Inc. Mr. Rochman was not required to pay any fine or penalty in connection with the settlement.

         (f)      Mr. Rochman is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

                  As indicated on Line 4 of the Cover Page of this Amendment, Mr. Rochman has used bank loans, personal funds (including broker margin account funds), insurance proceeds from a settlement relating to the death of Mr. Rochman's son, Jeremy Rochman, and funds of the Boo Rochman Charitable Corp. and Rochman Family Investment in making purchases of the Issuer's common stock. As of the date of this Amendment, the total amount of funds used in the purchase of the Issuer's shares of common stock by Mr. Rochman, the Boo Rochman Charitable Corp., the Rochman Family Investment and Marilyn Rochman is approximately $1,231,738. This amount is based on the total number of shares of the Issuer's common stock purchased by Mr. Rochman, Boo Rochman Charitable Corp., Rochman Family Investment and Marilyn Rochman multiplied by the price per share paid and does not include broker fees associated with such purchases. To date, Mr. Rochman has obtained personal loans in the amount of $500,000 from the First National Bank & Trust Company, Carbondale, Illinois, and Mr. Rochman, the Boo Rochman Charitable Corp., the Rochman Family Investment and Marilyn Rochman have used approximately $731,738 of their respective funds, including, with respect to Mr. Rochman, funds obtained from his broker margin accounts, in connection with the purchase of the shares identified herein.

Item 4.  Purpose of Transaction
-------------------------------

                  While Mr. Rochman is not required to file this Amendment, he has determined to do so for informational purposes only.

                  Although the shares of common stock of the Issuer identified in this Amendment that are beneficially owned by Mr. Rochman were acquired for investment purposes, Mr. Rochman may, as set forth below, seek to influence control of the Issuer, as well as consider other measures to enhance stockholder value. Although Mr. Rochman presently has no plan to pursue an immediate sale of the Issuer, Mr. Rochman is open to considering a sale of the Issuer as part of a strategy for enhancing stockholder value. Mr. Rochman may purchase additional shares of common stock of the Issuer.

                  On January 11, 2000, Mr. Rochman met informally with Mr. Wayne Benson, President of the Issuer, to discuss the possibility of Mr. Rochman becoming a member of the board of directors of the Issuer. Mr. Rochman also discussed his thoughts on what direction the corporate strategy of the Issuer should take, including his desire to have the loan portfolios of the Issuer's subsidiaries be more similar to that of commercial banks rather than savings associations and to have the Issuer grow in asset size through start-up operations in other markets and/or acquisitions of other financial institutions. As of the date of this Amendment, neither Mr. Rochman nor Mr. Nadler has been invited to join the Issuer's board of directors or selected as management's nominee for election as a director at the Issuer's 2000 annual meeting of stockholders or at the next meeting of stockholders at which directors are elected (the "Stockholders Meeting").

                  Accordingly, in connection with the Stockholders Meeting, Mr. Rochman presently intends to (a) nominate himself and Michael
                  B. Nadler for election as directors of the Issuer, and (b) submit a proposal for consideration by the stockholders of the Issuer recommending that the board of directors engage the services of a consultant or other advisor which has experience in advising financial institutions to make recommendations to the board of directors of the Issuer as to specific actions designed to improve earnings and enhance stockholder value.

                  Mr. Rochman presently is soliciting proxies for use at the Stockholders Meeting in favor of his director nominees and his stockholder proposal. Mr. Rochman's proxy solicitation in connection with Stockholders Meeting will be in opposition to any proxy solicitation by the board of directors of the Issuer with respect to the same meeting.

                  On March 1, 2000, Mr. Rochman filed his definitive proxy statement, form of proxy and letter to stockholders relating to the Stockholders Meeting with the Securities and Exchange Commission.

                  On March 8, 2000, Mr. Rochman filed a complaint with the Circuit Court of the Second Judicial Circuit in Richland County, Illinois requesting that a judgment be entered against the Issuer and directing the Issuer to deliver to Mr. Rochman the minutes for the meetings that occurred from and after January 1, 1999 of the Issuer's (i) Board of Directors, (ii) Management Recognition Plan Committee, and (iii) Compensation Committee. In addition, Mr. Rochman is requesting that the Court assess a penalty against the Issuer as provided by applicable law. Mr. Rochman requested these minutes from the Issuer twice under Illinois law, and the Issuer refused to provide or allow Mr. Rochman to examine and copy the minutes. The purposes for Mr. Rochman's request for the minutes were to permit Mr. Rochman to communicate with other stockholders of the Issuer on matters relating to (i) the affairs of the Issuer, (ii) the 2000 annual meeting of stockholders of the Issuer and (iii) Mr. Rochman's solicitation of proxies in connection with such annual meeting. Settlement discussions with respect to this lawsuit occurred on March 15, 2000. No settlement was reached and the Issuer (Community Financial) continued to refuse to provide Mr. Rochman with the requested minutes.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         (a) Mr. Rochman beneficially owns 129,340 shares, or 5.8%, of the outstanding common stock of the Issuer. (The percentage of outstanding common stock is based upon the number of outstanding shares of common stock of the Issuer as set forth in its Form 10-Q for the quarter ended September 30, 1999 and in the Issuer's definitive proxy statement relating to its 2000 annual meeting of the stockholders filed with the Securities and Exchange Commission).

         (b) Mr. Rochman has sole power to vote and dispose of 100,700 shares of common stock of the Issuer, as identified on Lines 7 and 9 of the Cover Page of this Amendment. In addition to such 100,700 shares, Marilyn Rochman, the wife of Mr. Rochman, beneficially owns 6,340 shares of common stock of the Issuer, over which she has sole voting and dispositive power. Mr. Rochman and Marilyn Rochman share the power to vote and dispose of 22,300 shares of common stock of the Issuer, as identified on Lines 8 and 10 of the Cover Page of this Amendment. The identity and background information for Marilyn Rochman is as follows:

                  (i)      Name: Marilyn Rochman.

                           (ii)     Address: 31 Homewood, Carbondale, Illinois
                                    62901.

                           (iii)    Principal Occupation: Housewife.

                           (iv) During the past five years, Marilyn Rochman has not been convicted in a criminal proceeding (excluding traffic violations or other misdemeanors).

                           (v) During the past five years, Marilyn Rochman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           (vi)     Citizenship:  United States of America.


        (c) Mr. Rochman has effected the following transactions involving the common stock of the Issuer in the past sixty (60) days:

                               Date of               Number of        Price
Name                         Transaction         Shares Purchased   Per Share      Place/Manner of Transaction
----                         -----------         ----------------   ---------      ---------------------------
Barrett R. Rochman         December 27, 1999              600        $9-3/16      Open market purchase / Broker
Barrett R. Rochman         January 3, 2000             10,000        $9-7/16      Open market purchase / Broker
Barrett R. Rochman         January 5, 2000              2,000        $9-5/16      Open market purchase / Broker
Barrett R. Rochman         January 5, 2000              2,300        $9-3/8       Open market purchase / Broker
Barrett R. Rochman         January 6, 2000              2,300        $9-1/14      Open market purchase / Broker
Barrett R. Rochman         January 6, 2000              2,000        $9-1/8       Open market purchase / Broker
Barrett R. Rochman         January 6, 2000              1,000        $9-1/16      Open market purchase / Broker
Barrett R. Rochman         January 6, 2000              1,000        $9.00        Open market purchase / Broker
Barrett R. Rochman         January 7, 2000              1,000        $11-1/2      Off the market purchase
Barrett R. Rochman         January 10, 2000             1,100        $9.00        Open market purchase / Broker
Barrett R. Rochman         February 1, 2000             2,500        $9-1/4       Open market purchase / Broker
Barrett R. Rochman         February 1, 2000            10,000        $9.20*       Open market purchase / Broker
Barrett R. Rochman         February 8, 2000             1,000        $11-1/2      Off the market purchase

* Reflects the average purchase price of shares purchased.

                  As indicated on the Cover Page of this Amendment, Mr. Rochman has shared voting and dispositive power over shares owned by the Boo Rochman Charitable Corp. and the Rochman Family Investment. The Boo Rochman Charitable Corp. and the Rochman Family Investment have effected the following transactions involving the common stock of the Issuer during the past sixty
                  (60) days:

                               Date of               Number of        Price
Name                         Transaction         Shares Purchased   Per Share      Place/Manner of Transaction
----                         -----------         ----------------   ---------      ---------------------------
Boo Rochman
   Charitable Corp.        December 21, 1999            8,700         $9-1/4      Open market purchase / Broker

Rochman Family
   Investment              December 31, 1999              600        $9-3/16      Open market purchase / Broker

Boo Rochman
   Charitable Corp.        January 7, 2000              1,000        $11-1/2      Off the market transfer to
                                                                                  Barrett R. Rochman
Boo Rochman
   Charitable Corp.        February 8, 2000             1,000        $11-1/2      Off the market transfer to
                                                                                  Barrett R. Rochman

                  As indicated on the Cover Page of this Amendment, Marilyn Rochman owns 6,340 shares of common stock of the Issuer. Mrs. Rochman has effected the following transactions involving the common stock of the Issuer during the past sixty (60) days:

                               Date of               Number of        Price
Name                         Transaction         Shares Purchased   Per Share      Place/Manner of Transaction
----                         -----------         ----------------   ---------      ---------------------------
Marilyn Rochman            December 30, 1999           3,000         $9-3/8       Open market purchase / Broker
Marilyn Rochman            January 4, 2000               400         $9-3/8       Open market purchase / Broker


         (d)      Not applicable

         (e)      Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

                  There are no contracts, arrangements, understandings or relationships between Mr. Rochman and any other person with respect to any shares of common stock of the Issuer, other than the loans to Mr. Rochman by the bank and the broker margin accounts identified in Item 3 of this Amendment in connection with the purchase of shares.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         Exhibit 1* Promissory Note and Commercial Pledge and Security Agreement, dated as of January 12, 2000

         Exhibit 2* Promissory Note and Commercial Pledge and Security Agreement, dated as of January 7, 2000

         Exhibit 3*        Client's Margin Account, dated as of April 26, 1999

         Exhibit 4*        Client's Margin Account

         Exhibit 5* Definitive proxy statement, form of proxy and letter to stockholders, filed with the Securities and Exchange Commission on March 1, 2000

         Exhibit 6** Complaint, filed with the Circuit Court of the Second Judicial Circuit in Richland County, Illinois

----------------

 * Previously filed as an exhibit to Amendment No. 2 to Schedule 13D ** Filed herewith

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     /s/ BARRETT R. ROCHMAN
                                                     ------------------------
                                                     Barrett R. Rochman


Dated: March 16, 2000

                                  EXHIBIT INDEX


Exhibit Number                                       Description
--------------                                       -----------

Exhibit 1* Promissory Note and Commercial Pledge and Security Agreement, dated as of January 12, 2000

Exhibit 2* Promissory Note and Commercial Pledge and Security Agreement, dated as of January 7, 2000

Exhibit 3*                                  Client's Margin Account, dated as of
                                            April 26, 1999

Exhibit 4*                                  Client's Margin Account

Exhibit 5* Definitive proxy statement, form of proxy and letter to stockholders, filed with the Securities and
                                            Exchange Commission on March 1, 2000

Exhibit 6** Complaint, filed with the Circuit Court of the Second Judicial Circuit in Richland County, Illinois


----------------

* Previously filed as an exhibit to Amendment No. 2 to Schedule 13D ** Filed herewith

                                                                    Exhibit 6

                                                                        FILED
                                                                MARCH 8, 2000
                                                         /s/ Connie Kuenstler
                                              CIRCUIT CLERK RICHLAND CO., ILL


               IN THE CIRCUIT COURT OF THE SECOND JUDICIAL CIRCUIT
                            RICHLAND COUNTY, ILLINOIS

BARRETT R. ROCHMAN,                      )
                                         )
                  Plaintiff,             )
                                         )
         -v-                             )        No. 00-MR-5
                                         )
COMMUNITY FINANCIAL CORP.,               )
                                         )
                  Defendant.             )

                                   COMPLAINT

         COMES NOW Plaintiff, Barrett R. Rochman, by his attorneys, Croegaert, Clark & Hough, Ltd., and complaining of the Defendant, Community Financial Corp., and alleges as follows:

         1. That the Plaintiff is an individual and a significant stockholder of the Defendant.

         2. That the Defendant is a corporate entity organized under the laws of the State of Illinois with its principal place of business located in Olney, Richland County, Illinois.

         3. That the Plaintiff has requested that the Defendant allow the Plaintiff to examine and make extracts from, or provide the Plaintiff with, the corporate minutes of each Board of Directors' Meeting, each Management Recognition Plan Committee Meeting, and each Compensation Committee Meeting from and after January 1, 1999 (collectively, the "Corporate Minutes").

         4. That the Defendant has failed and refused to provide or allow Plaintiff to examine such Corporate Minutes on the sole basis that Plaintiff has not stated a proper purpose pursuant to 850 ILCS 5/7.75.

         5. That the Plaintiff has stated proper purposes in seeking to examine and make extracts from the Corporate Minutes for the reasons that the Plaintiff wishes to communicate with other Community Financial Corp. stockholders regarding:

         (a)      the business affairs of Community Financial Corp.;

         (b) the 2000 annual meeting of stockholders of Community Financial Corp. or, if directors are not elected at that meeting of stockholders, the next meeting of stockholders at which directors are elected (individually and collectively, the "Stockholders' Meeting"); and

         (c) the solicitation of proxies in connection with the Stockholders' Meeting.

         6. That the Defendant's Stockholders' Meeting will occur on April 27, 2000 and the Plaintiff would be prejudiced if the relief sought in this complaint is delayed until after the Stockholders' Meeting.

         7.       That the examination and copying of the Corporate Minutes:

         (a)      is a simple, inexpensive matter;

         (b) provides information concerning the business affairs of the Defendant corporation with respect to management decisions, practices and policies;

         (c) would provide valuable information for Plaintiff and fellow stockholders regarding the business affairs of the Defendant corporation and provide necessary information to stockholders relative to the solicitation of proxies from stockholders of the Defendant corporation; and

         (d) is relative to information contained in the proxy statement, a copy of which is attached hereto as Exhibit A, and proxy materials prepared by Plaintiff in connection with the Stockholders' Meeting.

         8. That the failure of the Defendant to comply with the request of the Plaintiff to examine and make extracts from the Corporate Minutes entitles the Plaintiff to damages pursuant to 850 ILCS 5/7.75.

         9. That the refusal and failure of the Defendant corporation to tender to the Plaintiff the Corporate Minutes is detrimental to the Plaintiff in his attempt to communicate with fellow stockholders regarding the business affairs of the Defendant and in connection with the solicitation of proxies from fellow stockholders in connection with the Stockholders' Meeting.

         10.      That the Plaintiff has no adequate remedy at law.

         WHEREFORE, Plaintiff prays as follows:

         A. That a mandamus judgment be entered against the Defendant, directing the Defendant to secure and deliver to the Plaintiff instanter Corporate Minutes of each Board of Directors' Meeting, each Management Recognition Plan Committee Meeting, and each Compensation Committee Meeting from and after January 1, 1999.

         B. That the Court assess a penalty against the Defendant in accordance with 850 ILCS 5/7.75(d).

         C.       For such other further relief as may be proper.

                                      BARRETT R. ROCHMAN


                                      By:  /s/  John A. Clark
                                         -----------------------------
                                      JOHN A. CLARK
                                      Croegaert, Clark & Hough, Ltd.
                                      305 East Main Street
                                      Olney, Illinois 62450
                                      (618) 395-7363




                                       4